BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

June 22, 2015

Via SEC Edgar Submission

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Scor International Foods, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Initial Form S-1 Filed: April 3, 2015

File No. 333-203239

Dear Mr. Schwall:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:   We note that in your response to prior comment 2, you continue to maintain that you are not a shell company. We reiterate our position that you appear to qualify as a shell company as defined in Rule 405 of the Securities Act. Please disclose that you are a shell company, and describe the consequences of that status, including limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities. Please also include related risk factor disclosure.

In your response, you stated that you are “actively searching for” and “attempting to locate” third parties with whom to contract. You also indicated that you are “attempting to engage in the production of [your] planned products.” Please expand on this statement to explain the specific steps you have taken to date and the progress you have made thus far in your search for these third parties, including a detailed description of any related agreements you have finalized with them. Please also include the expanded disclosure in your prospectus, and file any such agreements as exhibits.

Answer to Comment 1:   The Company is reaffirming its position that it does not believe it is a shell company. In addition to the information contained in the previous comment responses, the Company is finalizing negotiations with a meal producer, whereby the meal producer will provide products to the Company. Additionally, the Company is in the process of structuring acquisition offers with a tortilla and pita producer, a pasta producer and a prepared meal producer. Prior to finalizing any agreements, the Company has commenced a review of facility capabilities of these third parties. The Company has not yet signed any agreements with the third parties. The Company does not believe that its above listed activities are nominal. The company will continue to asset that it is not, and has never been, a “shell company”.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Scor International Foods, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511     Facsimile: (720) 528-7765      E: kbart@kennethbartesq.com

www.kennethbartesq.com